

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 14, 2006

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

**Re:** **TriMas Corporation**
**Amendment No. 2 to Registration Statement on Form S-1**
**Filed October 18, 2006**
**File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your letter dated November 8, 2006 and have the following comments.

Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-18

1. We reviewed your responses to the comments in our letter dated October 26, 2006.

   In your discussion of risk factors you indicate that you face the risk of competition from lower-cost foreign manufacturers located in China, Southeast Asia and other regions. It would appear that the market for steel and plastic drum enclosures, plastic pail dispensers, plugs, flame-retardant facings, insulation jackets, pressure-sensitive tapes, hitch accessories and other products you sell have attracted and will continue to attract lower-cost manufacturers. You also indicate that although you are committed to product research and development to remain competitive, failure to do so could result in a failure to maintain your competitive position. These are factors that should weigh heavily in your determination of the useful life selected for your customer intangibles as indicated in paragraph 11 of SFAS 142.

Each customer relationship is, in effect, its own intangible asset. In 35 years, the value attributable to a given customer-related intangible with a 40-year life will have less to do with the value created by the previous owner and more to do with your continuing internal efforts to understand the customers' needs and maintain the customer relationship. This applies to customer intangibles with shorter useful lives as well.

It is also unclear to us how the observed attrition rates in the first four years continue to indicate that the useful lives originally selected remain appropriate. The observed rates would appear to indicate shorter lives may be more appropriate. In addition, the loss of a relationship in the first few years after the creation of the intangible asset results in a greater diminution in value than a loss closer to the end of the expected life, since a much larger portion of the revenue stream related to that customer would be lost. Further, even if the assumed remaining life might be supported by the loss being offset by other relationships that exceed the assumed remaining life, an accelerated method of amortization would still appear to result in a better matching of the expense to the period benefited by the group of relationships.

Based on the nature of these customer-related intangibles, your estimated attrition rates and the other information you had available at the time you recorded these intangibles, it appears that an accelerated amortization method may be more appropriate than straight-line amortization, since it would better reflect the pattern in which the economic benefits of the customer-related intangible asset are consumed or otherwise used up. See paragraph 12 of SFAS 142.

We believe that you should reevaluate the useful lives assigned to your customer-related intangibles and the method used to amortize these intangible assets. Once you have done so, please provide us with the results of that reassessment. Please also separately address each of the concerns raised above.

2. In your response to comment 49 in your letter to us dated September 18, 2006, you indicated that when a customer is lost the unamortized portion of the value attributed to that customer is written-off in the period when such determination is made. Please tell us how you allocate value to each customer and how the amount of the unamortized portion related to the specific customer that is written-off is determined.

\* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:    Jonathan A. Schaffzin, Esq.
       Cahill Gordon & Reindel LLP
       80 Pine Street
       New York, NY 10005